EXHIBIT 5

 Power of Attorney

Date	5 April 2007

Party	Deed Poll by: TW Hedley (Investments) Pty Ltd

incorporated in Queensland (the Principal).

It is declared as follows.

The Principal holds the full beneficial Interest in 5,231,978 ordinary shares of Coles Group Limited (the Shares). The Principal has agreed with ConsortiumCo Pty Limited (ACN 124 714 736) of No. 1 Martin Place, Sydney NSW (Attorney) to allow the Attorney to exercise all the voting power attached to those Shares for the purposes and on the terms described herein.. The Principal has also agreed not to dispose of the Shares until the earlier of:

•	the period which is 12 months from the date of this Deed; and

•	2 months after the expiration or withdrawal of any takeover offer by the Attorney for shares in Coles Group Limited (Expiration Date).

On 3 April 2007, Wesfarmers Limited (ACN 008 984 049), announced a scheme of arrangement proposal in relation to the acquisition of Coles Group Limited (Coles) at $16.47 per Coles ordinary share (Proposal). The Proposal includes a Wesfarmers scrip/cash offer (with a cap on scrip of approximately 25% of the total value of Coles shares to be acquired). The Attorney has confirmed that it will investigate ways in which it can maximise the Wesfarmers scrip available to the Principal under the terms of the Proposal, subject to preserving equality of treatment of Coles shareholders and Wesfarmers' capital management requirements. Should the Attorney make a takeover offer for shares in Coles Group Limited (ConsortiumCo Bid), or proceed with the Proposal, on terms no less favourable the Proposal, the Principal will accept that offer and the Attorney may use the powers herein to vote on behalf of the Principal In respect thereof.

Appoints

1.	Appointment, Authority and Undertaking

In consideration of the payment of $1 by the Attorney (receipt of which is acknowledged by the Principal), the Principal agrees to accept a ConsortiumCo Bid in the circumstances described above (and not withdraw that acceptance), and not to sell, transfer, assign, create any form of security interest over, declare itself a trustee of or part with the benefit of or otherwise dispose of the Shares or any interest in the Shares until the Expiration Date. The Principal appoints Attorney as the attorney of the Principal with authority to exercise all voting rights attaching to the Shares until the Expiration Date excepting voting in favour of alternative proposals. For the avoidance of doubt the Principal will not vote any of its shares in favour of any alternative proposal to acquire Coles shares or its businesses.

2.	Ratification

The Principal will ratify everything done or caused to be done by an attorney under this Power of Attorney.

3.	Term

This Power of Attorney shall terminate on the first anniversary of the date of this Deed. It may not be revoked by the Principal.

Executed and delivered as a deed in Cairns.

Executed as a deed in accordance with section 127 of the Corporations Act 2001 by :
/s/ Thomas William Hedley
Director Signature	Director/Secretary Signature
Thomas William Hedley
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